Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of International Media Acquisition Corp. (the "Company") on Amendment No. 1 to Form S-1 (File No. 333-255106) of our report dated February 24, 2021, except for Note 8 regarding "Rights", as to which the date is June 25, 2021 which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of International Media Acquisition Corp. as of February 9, 2021 and for the period from January 15, 2021 (inception) through February 9, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP
Tampa, FL
June 25, 2021